SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 5

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	090945 10 6
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Paul D. Tosetti, Esq.

Cary K. Hyden, Esq.

Jonn R. Beeson, Esq.

Latham & Watkins LLP

633 West Fifth St., Suite 4000

Los Angeles, California 90071-2007

Tel: (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,758,341,280	$53,982

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,686,368 shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred share purchase rights, at a purchase price of $85 per share. Such number of shares consists of (i) 16,000,118 shares of common stock issued and outstanding as of March 22, 2007, and (ii) 4,686,250 shares of common stock that are expected to be issuable before the expiration of the Offer under stock options and other rights to acquire Biosite shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0000307 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $53,982	Filing Party: Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc.
Form or Registration No. Schedule TO-T	Date Filed: April 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendments No. 1 through 4, by (i) Beckman Coulter, Inc., a Delaware corporation (“Beckman”), and (ii) Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman, relating to the offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a price of $85.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendment to Offer to Purchase

Item 4, 5 and 11(b) of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the subsection captioned “Background of the Offer”:

“In the two weeks following April 10, 2007, Biosite engaged in discussions and negotiations with Inverness and furnished confidential information to Inverness. On April 25, 2007, Biosite publicly announced that it had received a binding offer from Inverness to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding Shares, other than Shares already owned by Inverness, for $90.00 per Share in cash. Biosite also announced that its board of directors had determined that the Inverness offer constituted a Superior Proposal. That same day, Biosite provided Beckman with notice of its determination. That notice gave Beckman until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to respond to Biosite with a revised proposal that is at least as favorable to Biosite’s stockholders as the Inverness bid, should Beckman choose to do so. Biosite also indicated that it intended to request that Beckman extend the expiration of the Offer, as provided by the Merger Agreement, should Beckman itself not elect to do so. On the following day, Beckman issued a press release describing these developments and stating that in light of such events, it would consider all of its options and determine how to best serve Beckman’s stockholders.”

Miscellaneous

Item 12 of the Statement is hereby amended and supplemented to include the following:

“(a)(5)(K)	Press Release issued by Beckman Coulter, Inc. on April 26, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUISIANA ACQUISITION SUB, INC.

By:	/s/ ARNOLD A. PINKSTON
Name:	Arnold A. Pinkston
Title:	Secretary

BECKMAN COULTER, INC.

By:	/s/ ARNOLD A. PINKSTON
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Date: April 26, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on April 2, 2007.*

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.*

(a)(5)(F)	Press Release issued by Beckman Coulter, Inc. on April 5, 2007.*

(a)(5)(G)	Letter from Beckman Coulter, Inc. to Biosite Incorporated’s board of directors dated April 5, 2007.*

(a)(5)(H)	Press Release issued by Beckman Coulter, Inc. on April 10, 2007.*

(a)(5)(I)	Letter from Beckman Coulter, Inc. to Biosite Incorporated dated April 10, 2007.*

(a)(5)(J)	Press Release issued by Beckman Coulter, Inc. on April 17, 2007.*

(a)(5)(K)	Press Release issued by Beckman Coulter, Inc. on April 26, 2007.

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.*

*	Previously filed